SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: June 24, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

     On June 29, 2009, pursuant to the previously executed Subscription Agreement dated June 9, 2010, between Navios Maritime Partners L.P. (“Navios Partners”) and Navios Maritime Holdings Inc. (“Navios Holdings”), Navios Partners issued Navios Holdings 1.0 million of a new series of subordinated units designated the Subordinated Series A Units (the “Series A Units”). The Series A Units are not eligible to receive cash distributions until the earlier of a change of control of Navios Partners or June 29, 2012, at which time the Series A Units automatically convert into common units and receive distributions in accordance with all other common units. The rights of Navios Holdings as the holder of the Series A Units and the provisions regarding the Series A Units are as set forth in the Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. dated June 29, 2009.
     In accordance with the Subscription Agreement, upon issuance of the Series A Units, the parties entered into the Amendment to Share Purchase Agreement, dated June 29, 2009, whereby Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel TBN I for $130.0 million and granted Navios Partners a 12-month option to purchase the TBN I for $125.0 million. A copy of the Amendment to Share Purchase Agreement is filed as Exhibit 10.1 as part of this Report and is incorporated herein by reference.
      In addition, the parties identified therein executed the Amendment to Omnibus Agreement whereby Navios Partners released, until June 29, 2011, Navios Holdings of the rights of first offer and restrictions on the types of vessels that may be acquired as originally identified under the Omnibus Agreement, dated November 16, 2007, that the parties identified therein previously entered into. A copy of the Amendment to Omnibus Agreement is filed as Exhibit 10.2 as part of this Report and is incorporated herein by reference.
      On June 30, 2009, Navios Holdings filed a Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock with the Registrar of Corporations of the Republic of the Marshall Islands with respect to the designation of a new Series A Convertible Preferred Stock (the “Series A Preferred Stock”). Navios Holdings reserved for future issuance 14,100 shares of the Series A Preferred Stock.
      In general, a holder of the Series A Preferred Stock will receive an annual dividend equal to 2%, payable quarterly, until such time as the Series A Preferred Stock converts into common stock. The Series A Preferred Stock will mandatorily convert into common stock as follows: (1) following the third anniversary of such preferred stock’s issuance, if the common stock closing price is at least $20.00 per share for 10 consecutive business days, then such outstanding preferred stock automatically converts at a conversion price of $14.00 per share of common stock; and (2) 30% of the then-outstanding Series A Preferred Stock will mandatorily convert into common stock five years from the date of such issuance and any remaining then-outstanding Series A Preferred Stock will mandatorily convert into common stock ten years from the date of such issuance, all at a $10.00 price per share of common stock. The holder shall have the right to convert the outstanding shares of such preferred stock into common stock prior to the scheduled maturity date at a price of $14.00 per share of common stock. A copy of the Certificate of Designation with respect to the Series A Preferred Stock is filed as Exhibit 3.1 as part of this Report and is incorporated herein by reference.
      On June 30, 2009, Navios Holdings issued 1,870 shares of the newly designated Series A Preferred Stock as partial payment in connection with the acquisition of a vessel, the delivery of which is expected in August 2010.
     On June 24, 2009, Floral Marine Ltd., Nostos Shipmanagement Corp., Pandora Marine Inc. and Red Rose Shipping Corp.(collectively, the “Borrowers”), subsidiaries of Navios Holdings, entered into a $240.0 million term loan facility with Commerzbank AG (the “Loan Facility”). The Loan Facility is available for financing part of the acquisition cost of four Capesize vessels to be purchased by the Borrowers. Navios Holdings is the guarantor of the Loan Facility. To date, the amount of $60.0 million has been drawn under the Loan Facility. Amounts drawn under the Loan Facility are payable in quarterly installments over a ten year period. The interest rate of the Loan Facility is LIBOR plus 2.25% per annum.
     The Loan Facility contains covenants that, among other things, require Borrowers to provide specified financial information, provide compliance certificates, maintain various financial covenants and comply with those covenants contained in the senior notes indenture of Navios Holdings, as well as compliance with specified security value maintenance. The Loan Facility identifies certain events that will constitute an event of default, including, (i) non-payment, (ii) non-compliance with certain covenants, (iii) if there is a default, in certain circumstances, under the Navios Holdings senior notes indenture, or other indebtedness, (iv) a “change of control” shall occur, as defined in the senior notes indenture or (v) if Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, beneficially owns less than 15% of the issued and outstanding common stock of Navios Holdings. A copy of the Loan Facility is filed as Exhibit 10.3 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: July 7, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit
3.1	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock

10.1	Amendment to Share Purchase Agreement

10.2	Amendment to Omnibus Agreement

10.3	Facility Agreement for $240.0 million dated June 24, 2009 between the Borrowers and Commerz bank AG as Lenders.